# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

**25 January 2013**

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**American Energy Development Corp.**

**File No. 333-169014 -- CF# 28558**

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American Energy Development Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 21, 2012.

Based on representations by American Energy Development Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through June 20, 2013 |
| Exhibit 10.3 | through June 20, 2013 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel